UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

METALICO, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

591176102
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591176102

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Seacoast Capital Partners Limited Partnership	13-3938924

(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒

(3)	SEC use only

(4)	Citizenship or place of organization Delaware

(5)	Sole voting power	0
Number of Shares Beneficially Owned by Each Reporting Person With:	(6)	Shared voting power	0
(7)	Sole dispositive power	0
(8)	Shared dispositive power	0

(9)	Aggregate amount beneficially owned by each reporting person	0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9	0.0%
(12)	Type of reporting person (see instructions): PN

CUSIP No. 591176102

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Seacoast I Advisors, LLC	______________
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
(5)	Sole voting power	0
Number of Shares Beneficially Owned by Each Reporting Person With:	(6)	Shared voting power	0
(7)	Sole dispositive power	0
(8)	Shared dispositive power	0

(9)	Aggregate amount beneficially owned by each reporting person	0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9	0.0%
(12)	Type of reporting person (see instructions): OO

CUSIP No. 591176102

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Thomas W. Gorman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
(5)	Sole voting power	0
Number of Shares Beneficially Owned by Each Reporting Person With:	(6)	Shared voting power	0
(7)	Sole dispositive power	0
(8)	Shared dispositive power	0

(9)	Aggregate amount beneficially owned by each reporting person	0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9	0.0%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 591176102

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey J. Holland
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
(5)	Sole voting power	0
Number of Shares Beneficially Owned by Each Reporting Person With:	(6)	Shared voting power	0
(7)	Sole dispositive power	0
(8)	Shared dispositive power	0

(9)	Aggregate amount beneficially owned by each reporting person	0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9	0.0%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 591176102

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Walter H. Leonard
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
(5)	Sole voting power	0
Number of Shares Beneficially Owned by Each Reporting Person With:	(6)	Shared voting power	0
(7)	Sole dispositive power	0
(8)	Shared dispositive power	0

(9)	Aggregate amount beneficially owned by each reporting person	0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9	0.0%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 591176102

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Eben S. Moulton
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
(5)	Sole voting power	0
Number of Shares Beneficially Owned by Each Reporting Person With:	(6)	Shared voting power	0
(7)	Sole dispositive power	0
(8)	Shared dispositive power	0

(9)	Aggregate amount beneficially owned by each reporting person	0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9	0.0%
(12)	Type of reporting person (see instructions): IN

Item 1.

(a)	Name of Issuer: Metalico, Inc.

(b)	Address of issuer’s principal executive offices:

186 North Avenue East
Cranford, NJ 07016

Item 2.

(a)	Name of person filing: See Cover Pages, Item 1.

(b)	Address or principal business office or, if none, residence:

55 Ferncroft Road
Danvers, MA 01923

(c)	Citizenship: See Cover Pages, Item 4.

(d)	Title of class of securities: Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1))

(e)	CUSIP No.: 591176102

Item 3:	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4:	Ownership

See Cover Pages, Items 5 through 11.

By making this filing, the reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it or him, as the case may be.

Item 5:	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6:	Ownership of More than 5 Percent on Behalf of Another Person.

The general partner of Seacoast Capital Partners Limited Partnership is Seacoast I Advisors, LLC. The managing members of Seacoast I Advisors, LLC are Thomas W. Gorman, Jeffrey J. Holland, Walter H. Leonard and Eben S. Moulton.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8:	Identification and Classification of Members of the Group.

Not applicable.

Item 9:	Notice of Dissolution of Group.

Not applicable.

Item 10:	Certifications.

Not applicable.

SIGNATURE

Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Metalico, Inc. has been filed on behalf of the undersigned. After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Date: March 31, 2008.

SEACOAST CAPITAL PARTNERS LIMITED PARTNERSHIP

By:	SEACOAST I ADVISORS, LLC,
its General Partner

By:	/s/ Thomas W. Gorman
Thomas W. Gorman, Member

SEACOAST I ADVISORS, LLC, its General Partner

By:	/s/ Thomas W. Gorman
Thomas W. Gorman, Member

/s/ Thomas W. Gorman
THOMAS W. GORMAN

/s/ Jeffrey J. Holland
JEFFREY J. HOLLAND

/s/ Walter H. Leonard
WALTER H. LEONARD

/s/ Eben S. Moulton
EBEN S. MOULTON